Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-141703, 333-141703-01 and 333-141703-02

DISCOVER® CARD EXECUTION NOTE TRUST

DiscoverSeries Notes, Class A(2010-2)

$600,000,000 Principal Amount of Notes

The note issuance trust has prepared a preliminary prospectus supplement subject to completion dated September 13, 2010 and prospectus dated September 13, 2010 which describe the Class A(2010-2) notes to be issued by the note issuance trust. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class A(2010-2) notes.

Ratings

The note issuance trust will issue the Class A(2010-2) notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

Standard & Poor’s Rating Services	AAA(sf)*
Fitch, Inc.	AAA(sf)*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected maturity date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, Discover Bank or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.

Deutsche Bank Securities	J.P. Morgan
Barclays Capital
Citi
RBC Capital Markets
RBS
SOCIETE GENERALE

Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust have filed a registration statement as amended (including a prospectus supplement and prospectus) (Registration Nos. 333-141703, 333-141703-01 and 333-141703-02) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including the preliminary prospectus for these Class A(2010-2) DiscoverSeries notes filed pursuant to Rule 424(b) on September 13, 2010, and other documents Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust filed with the SEC for complete information about Discover Bank, Discover Card Master Trust I, Discover Card Execution Note Trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-503-4611.

*	An “(sf)” in the Fitch, Inc. and Standard & Poor’s Rating Services rating denotes an identification for structured finance product ratings that was implemented by Fitch, Inc. and Standard & Poor’s Rating Services for ratings of structured finance products as of September 2010.